

October 10, 2023

Mark Labay
Chief Financial Officer
Everi Holdings Inc.
7250 S. Tenaya Way, Suite 100
Las Vegas, Nevada 89113

   Re: Everi Holdings Inc.
     Form 10-K for Fiscal Year Ended December 31, 2022
     Response dated August 31, 2023
     File No. 001-32622

Dear Mark Labay:

   We have reviewed your August 31, 2023 response to our comment letter and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 17, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 48

1. Refer to your response to comment 1. Please note reference to results determined on the accrual basis of accounting does not necessarily correlate to items that impact changes in operating cash. For example, you refer to the change in the tax provision from a reversal of the valuation allowance that does not appear to be cash related. Another example, you refer to a change in total other expenses in part due to a loss on extinguishment of debt and amortization of prepaid expense that do not appear to be cash related. You also mention adjustments that are required to reconcile net income for noncash activities which do not impact cash. The intent of the analysis required by Item 303 of Regulation S-X is to cite the cash receipt and disbursement activities that caused the change in net cash of

operating activities from period to period. The introductory paragraph of section IV.B and B.1 of Release No. 33-8350 provide guidance in this regard. Your intended discussion concerning settlement activities appears to relate to cash. Additionally, in regard to the cited decrease in inventory you state it is mostly attributable to the purchase of component parts in the normal course of business without explaining why more purchases were needed in the normal course of business for the current period than the prior period. Please revise your disclosure for other activities impacting net cash of operating activities as appropriate.

<u>Consolidated Statements of Cash Flows, page 58</u>

2. Refer to your response to comment 2. You state you consider investments made for your placement fee arrangements as capital in nature to acquire productive, intangible assets that are reflected in the investing section in accordance with ASC 230-10-45-13.c. It is not clear these payments are made to acquire productive assets since the associated assets you deploy to generate the economic benefit to you appear to have been acquired prior to making these payments and the payments are not part of the cost of the assets. It also appears you did not receive a separable good or service in exchange for these payments so it is not clear that you acquired a separate productive asset or that the payments represent another productive or intangible asset. Further, it does not appear that classification of your payments on the balance sheet is a basis for classification for statement of cash flows purposes under ASC 230-10. Your payments appear more like a prepayment and share similar characteristics to Example 32 in ASC 606-10-55-252 through 254 as they reduce the transaction price that seems to be operating in nature. As your placement fees are amortized as a reduction of revenue, treating them as an investing outflow does not appear to be consistent with the definition of operating activities in ASC 230-10-20, which states cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Additionally, to account for such payments as investing activities appears to result in reporting an amount of cumulative operating cash flows that differs from the amount of cumulative net revenue received. Please revise as appropriate.

    Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services